Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	(937)	20	404	$(1,572)	$13
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	1	1	1	1	1
Income (loss) from continuing operations before income taxes and equity earnings	(936)	21	405	(1,571)	14
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	207	187	123	108	102
Capitalized Interest	—	1	—	—	1
Rental expense representative of interest factor	6	5	5	5	4
Total fixed charges	213	193	128	113	107
Less:
Capitalized interest	—	(1)	—	—	(1)
Total earnings as adjusted	$(723)	$213	$533	$(1,458)	$120

Ratio of earnings to fixed charges	(b)	1.10	4.16	(d)	1.12
Preferred stock dividend requirement	6	15	—	—	—
Combined fixed charges and preferred dividends	219	208	128	113	107
Ratio of earnings to combined fixed charges and preferred dividends	(c)	1.02	4.16	(d)	1.12
 __________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.

(b)	Earnings are inadequate to cover fixed charges by $936 million.

(c)	Earnings are inadequate to cover combined fixed charges and preferred dividends by $942 million.

(d)	Earnings are inadequate to cover fixed charges by $1,571 million.